UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant’s name into English)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

FORWARD-LOOKING STATEMENTS

The statements in this report that are not based on historical facts are called “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and can be identified by words such as “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, or their negatives or other comparable words. Also look for discussions of strategy that involve risks and uncertainties. Forward-looking statements include statements regarding the outlook for our future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. You are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our predictions. Some of these risks and assumptions are set out in reports and other documents that we file with or furnish to the Securities and Exchange Commission from time to time and include: (i) general economic and business conditions, including changes in interest rates; (ii) prices and other economic conditions; (iii) natural phenomena; (iv) actions by government authorities, including changes in government regulation; (v) uncertainties associated with legal proceedings; (vi) technological development; (vii) future decisions by management in response to changing conditions; (viii) our ability to execute prospective business plans; and (ix) misjudgments in the course of preparing forward-looking statements. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changes in expectations. However, you should carefully review the reports and other documents that we file with or furnish to the Securities and Exchange Commission from time to time.

MFC BANCORP LTD.

2004 THIRD QUARTER REPORT

LETTER TO SHAREHOLDERS

Dear Shareholders:

We are pleased to enclose the results of MFC Bancorp Ltd. (the “Company”) for the nine-month period and third quarter ended September 30, 2004. The presentation of our financial statement has changed as a result of the acquisition of the KHD Humboldt Wedag AG group of companies (“KHD Humboldt Wedag Group”) effective March 31, 2004. We now have two reportable business segments: (1) financial services; and (2) industrial and engineering services. Our balance sheet is now presented on a classified basis, which breaks out long- and short-term assets and liabilities. This should help your review of our working capital position.

For the nine-month period ended September 30, 2004, total revenues increased to US$388.7 million, compared to US$209.4 million in the same nine-month period of 2003. Net income for the first nine-month period of 2004 increased to US$23.2 million, or US$1.69 per share on a diluted basis, compared with US$19.3 million, or US$1.44 per share on a diluted basis in the same period last year. The increase in revenues and expenses were primarily due to acquisitions and increased trading.

For the third quarter ended September 30, 2004, total revenues increased to US$154.9 million, compared to US$75.8 million in the third quarter of 2003. Net income for the third quarter 2004 increased to US$5.7 million, or US$0.42 per share on a diluted basis, compared with US$4.5 million, or US$0.34 per share on a diluted basis in the same quarter last year. The increase in revenues and expenses were primarily due to acquisitions in the current year.

The following table is a summary of selected financial information concerning MFC for the periods indicated:

(Unaudited)	Nine Months Ended September 30
	2004 (US dollars in thousands, except per share amounts)	2003 (US dollars in thousands, except per share amounts)
Revenues Net income Net income per share Basic Diluted	$ 388,692 23,191 1.72 1.69	$ 209,389 19,303 1.48 1.44

(Unaudited)	Three Months Ended September 30
	2004 (US dollars in thousands, except per share amounts)	2003 (US dollars in thousands, except per share amounts)
Revenues Net income Net income per share Basic Diluted	$ 154,852 5,735 0.42 0.42	$ 75,824 4,533 0.34 0.34

(Unaudited)	September 30, 2004 (US dollars in thousands, except per share amount and ratio)	December 31, 2003 (US dollars in thousands, except per share amount and ratio)
Cash and cash equivalents Short-term securities Working capital (1) Total assets Long-term debt Shareholders' equity Book value per share Current ratio(1)	$157,941 21,734 189,032 546,756 14,652 203,394 14.87 1.87	$112,544 4,508 116,398 313,043 21,182 169,024 13.29 2.83

    (1)        Excluding stock distribution payable.

We are pleased with the acquisition of KHD Humboldt Wedag Group, which provides industrial and engineering services in the areas of coal, cement and mineral-processing technologies. KHD Humboldt Wedag Group is very complimentary to our merchant banking operations as each company’s clients can benefit from the services of the other. In addition, KHD Humboldt Wedag Group’s operations in China and India have grown substantially and they are now providing opportunities for our other operations in China and India. KHD Humboldt Wedag Group’s order intake increased substantially over the prior period and are valued at approximately US$257.0 million for the nine-month period ended September 30, 2004. Finally, as an update on the spin off of our cobalt assets held by our subsidiary, Blue Earth Refineries Inc. (“Blue Earth”), we are in the last stages of receiving regulatory approvals and expect to distribute Blue Earth to our shareholders by 2004 year end.

As we enter our fourth quarter, we believe that, with our continued strong liquidity position and under-leveraged balance sheet, year 2004 will be a successful year.

Respectfully submitted,

/s/ Michael J. Smith

Michael J. Smith
President

MFC BANCORP LTD.

THIRD QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis of our financial condition and results of operations for the nine-month period ended September 30, 2004 and the two years ended December 31, 2003 and 2002 should be read in conjunction with our consolidated financial statements and related notes included in this quarterly report and those in our annual report. Our financial statements included in this quarterly report were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation of our financial statements included in our annual report to US GAAP, see Note 20 to the financial statements in our 2003 annual report. We have made certain reclassifications to the prior periods’ financial statements to conform to the current period’s presentation.

Except as otherwise noted, the amounts included in the following discussion are expressed in Canadian dollars (“$”). The presentation of selected information in US dollars in the following discussion is for information purposes only and is translated to US dollars for convenience using period end exchange rates, as required by Regulation S-X of the Securities Act of 1934. Certain information is also presented in Euro (“€”), the legal tender used by the majority of the European Union member states.

We are a Foreign Private Issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the two years ended December 31, 2003 and 2002 have been extracted from our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 26, 2004.

Operating Results

We are a highly integrated international financial services company that focuses on merchant banking and industrial and engineering services. We provide specialized banking and corporate finance services internationally. These activities are primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank SA. Our merchant banking activities include a trading group focused on trading commodities and natural resources. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial expertise and management can add or unlock value. Our industrial and engineering activities consist primarily of our international operations dominated by the KHD Humboldt Wedag Group in the cement, coal and minerals industries.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in industrial and engineering services and financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, other companies offering financial services and other trade and finance companies.

Our results of operations for any particular period may also be affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We can realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

In recent years, the financial services industry has experienced consolidation and convergence as financial institutions involved in a broad spectrum of services have merged or combined. The trend to consolidate is expected to continue and produce global financial institutions with much greater capital and other resources than we have. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period. We intend to manage our business for the long-term and to mitigate the effects of such factors by focusing on our core operations.

Nine-Month Period Ended September 30, 2004 Compared
To the Nine-Month Period Ended September 30, 2003

The following table provides selected financial information for the nine-month period for September 30, 2004 and 2003:

(Unaudited)	Nine Months Ended September 30
	2004 (Canadian dollars in thousands, except per share amount)	2003 (Canadian dollars in thousands, except per share amount)
Revenues Expenses Net income Diluted earnings per share	$491,267 459,672 29,311 2.14	$282,757 256,663 26,066 1.94

In the nine-month period ended September 30, 2004, our revenues increased to $491.3 million from $282.8 million in the nine-month period ended September 30, 2003, primarily as a result of acquisitions and increased trading.

In the nine-month period ended September 30, 2004, our expenses increased to $459.7 million from $256.7 million in the nine-month period ended September 30, 2003, primarily as a result of the continued increase in the volume of our trading activities and the inclusion of our industrial and engineering operations effective from April 2004. For the nine-month period ended September 30, 2004, financial services expenses increased to $301.1 million, from $238.4 million for the nine-month period ended September 30, 2003. Industrial and engineering services expenses increased to $105.5 million for the nine-month period ended September 30, 2004, from nil for the nine-month period ended September 30, 2003. General and administrative expenses increased to $47.6 million for the nine-month period ended September 30, 2004, from $15.3 million for the nine-month period ended September 30, 2003. The general and administrative expenses were net of foreign currency transaction gains of $2.4 million and $9.1 million in the nine months ended September 30, 2004 and 2003, respectively. The increases in financial services, industrial and engineering services, and general and administrative expenses related primarily to the continued increase in the volume of our trading activities and the inclusion of our industrial and engineering operations effective from April 2004.

In the nine-month period ended September 30, 2004, our net income increased to $29.3 million, or $2.17 per share on a basic basis ($2.14 per share on a diluted basis), from $26.1 million, or $2.01 per share on a basic basis ($1.94 per share on a diluted basis), for the nine-month period ended September 30, 2003.

Three-Month Period Ended September 30, 2004 Compared to
the Three-Month Period Ended September 30, 2003

The following table provides selected quarterly financial information for September 30, 2004 and 2003:

(Unaudited)	Three Months Ended September 30
	2004 (Canadian dollars in thousands, except per share amount)	2003 (Canadian dollars in thousands, except per share amount)
Revenues Expenses Net income Diluted earnings per share	$195,717 189,116 7,248 0.53	$102,393 96,233 6,123 0.46

In the three-month period ended September 30, 2004, our revenues increased to $195.7 million from $102.4 million in the three-month period ended September 30, 2003, primarily as a result of acquisitions in the current year.

In the three-month period ended September 30, 2004, our expenses increased to $189.1 million from $96.2 million in the three-month period ended September 30, 2003, primarily as a result of the inclusion of our industrial and engineering operations effective from April 2004. For the three-month period ended September 30, 2004, financial services expenses increased to $97.5 million, from $87.8 million for the three-month period ended September 30, 2003. Industrial and engineering services expenses increased to $69.2 million for the three-month period ended September 30, 2004, from nil for the three-month period ended September 30, 2003. General and administrative expenses increased to $20.0 million for the three-month period ended September 30, 2004, from $7.3 million for the three-month period ended September 30, 2003. The general and administrative expenses were net of foreign currency transaction gains of $0.7 and $0.6 million in the three months ended September 30, 2004 and 2003, respectively. The increases in financial services, industrial and engineering services, and general and administrative expenses related primarily to acquisitions in the current year.

In the three-month period ended September 30, 2004, our net income increased to $7.2 million, or $0.53 per share on a basic and diluted basis, from $6.1 million, or $0.46 per share on a basic and diluted basis, for the three month period ended September 30, 2003.

Liquidity and Capital Resources

The following table is a summary of selected financial information concerning the Company for the periods indicated:

(Unaudited)	September 30, 2004 (Canadian dollars in thousands)	December 31, 2003 (Canadian dollars in thousands)
Cash and cash equivalents Short-term securities Working capital[1] Total assets Long-term debt Shareholders' equity	$199,622 27,469 238,917 691,044 18,519 257,068	$145,452 5,826 150,433 404,577 27,376 218,447

    (1)        Excluding stock distribution payable.

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. We also use this liquidity in client related service where we act as a financial intermediary for third parties and in our own proprietary investing activities.

As at September 30, 2004, our total assets increased to $691.0 million from $404.6 million as at December 31, 2003, primarily as a result of the acquisition of the KHD Humboldt Wedag Group. As at September 30, 2004, our cash and cash equivalents had increased to $199.6 million. At December 31, 2003, our cash and cash equivalents were $145.5 million, compared to $102.4 million at December 31, 2002. As at September 30, 2004, we had short-term securities of $27.5 million, compared to $5.8 million as at December 31, 2003. As at September 30, 2004, our long-term debt was $18.5 million, compared to $27.4 million as at December 31, 2003.

As part of our merchant banking activities, we establish, utilize and maintain various kinds of credit lines and facilities with other banks, insurers, and trade finance providers. Most of these facilities are short-term. These facilities are primarily used for structured trade financing, accounts receivable financing and letters of credit. Such facilities are drawn upon and used for specific trading transactions. These credit facilities are generally secured by the subject matter of a proposed transaction, being either a receivable or the underlying commodity or natural resource being traded. We often further enhance the credit of such facilities through credit and/or performance insurance provided by governmental and/or private insurers. Such trade finance insurance is often layered with varying limitations and exceptions. The amounts drawn under the credit facilities fluctuate with the kind and level of commodities and natural resources trading transactions being undertaken by us. As such transactions are settled, proceeds are generally applied to first settle amounts drawn under such credit facilities.

At December 31, 2003, we had 14 separate credit lines and facilities used for commodities and natural resources trading aggregating approximately €74.6 million (US$94.0 million or $121.4 million) none of which was drawn and outstanding. At September 30, 2004, we had 22 separate credit lines and facilities with an aggregate credit available of €102.4 million (US$127.2 million or $160.8 million) of which €19.4 million (US$24.1 million or $30.5 million) was drawn and outstanding. The kind, amount and number of credit facilities we utilize and amounts drawn thereunder fluctuate from time to time based upon the nature, level and location of, and counterparties with whom we conduct our commodities and natural resources trading activities.

At December 31, 2003, we had debt of $5.9 million maturing in 2004 and $4.4 million maturing in 2005, excluding the credit lines and facilities used for commodities and natural resources trading as described in the preceding paragraph. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be refinanced by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Note 10 to our consolidated financial statements included in our 2003 annual report.

Operating Activities

In 2003, changes in securities provided cash of $7.0 million compared to $12.2 million in 2002. A decrease in receivables provided cash of $9.5 million in 2003, compared to $1.6 million in 2002. Of which, a decrease in commodity receivables provided cash of $14.1 million in 2003, compared to an increase in the same using cash of $7.7 million in 2002. A decrease in commodity investments provided cash of $1.1 million in 2003, compared to $6.0 million used in 2002. A decrease in properties held for sale provided cash of $1.1 million in 2003, compared to $13.5 million in 2002. A decrease in accounts payable and accrued expenses used cash of $2.6 million in 2003, compared to an increase in same providing cash of $3.8 million in 2002. Operating activities provided cash of $37.4 million in 2003, compared to $20.8 million in 2002. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements. During the nine-month period ended September 30, 2004, the operating activities provided cash of $18.2 million, compared to $2.5 million used in the same period in 2003. In connection with the increased order intake in our industrial and engineering services, our position in restricted cash, receivables, prepaids and other and in accounts payable and accrued expenses increased significantly.

Investing Activities

In 2003, a net decrease in loans provided cash of $52.4 million, compared to a net increase in loans used cash of $4.8 million in 2002. The net sale of long-term securities provided cash of $4.8 million in 2003, compared to net purchase of long-term securities using cash of $5.4 million in 2002. In 2003, purchases of subsidiaries, net of cash acquired, used cash of $0.8 million, compared to $35.0 million in 2002. Investing activities provided cash of $64.9 million in 2003, compared to cash of $19.1 million used in 2002. During the nine-month period ended September 30, 2004, $24.6 million cash was provided, primarily as a result of cash acquired in connection with acquisitions of subsidiaries.

Financing Activities

Net debt repayments used cash of $25.1 million in 2003, compared to $13.3 million in 2002. In 2003, a net decrease in deposits used cash of $13.5 million, compared to a net increase in deposits providing cash of $33.9 million in 2002. The net repurchase of common shares in 2003 used cash of $9.7 million, compared to cash of $7.0 million in 2002. Net cash used in financing activities was $48.3 million in 2003, compared to net cash provided by financing activities of $13.5 million in 2002. During the nine-month period ended September 30, 2004, $15.8 million was provided, primarily from borrowings relating to the commodities and natural resources trading activities, partially offset by an increase in restricted cash.

We had no material commitments to acquire assets or operating businesses at December 31, 2003 and September 30, 2004. We anticipate that there will be acquisitions of businesses or commitments to projects in the future. To achieve our long-term goals of expanding our assets and earnings, including through acquisitions, we will require substantial capital resources. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets, sales of proprietary investments.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders’ equity on the balance sheet and do not affect our net earnings. As a substantial amount of our revenues are received in Swiss francs and Euro, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for Swiss francs and Euro prevailing during that period. In the year ended December 31, 2003, we reported approximately a net $35.9 million foreign exchange translation loss and, as a result, our cumulative foreign exchange translation loss at December 31, 2003 was $17.1 million, compared to a $18.7 million gain at December 31, 2002. Our foreign exchange translation loss was $8.0 million in the nine months ended September 30, 2004, increasing our cumulative foreign exchange translation loss to $25.1 million as at September 30, 2004.

Based upon the period average exchange rates in 2003, the Canadian dollar decreased by approximately 2.9% in value against the Swiss franc, 6.2% in value against the Euro and by approximately 12.1% in value against the US dollar, compared to the period average exchange rates in 2002. As at December 31, 2003, the Canadian dollar increased by approximately 9.1% in value against the Swiss franc, 1.7% against the Euro and by approximately 22.2% against the US dollar since December 31, 2002.

We use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. At September 30, 2004 and December 31, 2003 and 2002, we did not hold any forward foreign exchange contracts for our own account. For more information, see our 2003 Annual Report on Form 20-F, Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign currency exchange exposure for our own account. We also use derivatives to manage our interest rate risk on debts. For more information, see our 2003 Annual Report on Form 20-F, Item 11, “Quantitative and Qualitative Disclosures About Market Risk — Derivative Instruments.”

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements in our annual report.

Revenue Recognition

Merchant banking revenues for banking and services are recognized as they are performed, and from commodities and natural resources trading and the sale of proprietary investments as they are completed and when the amounts of the revenues are fixed, agreed or determinable and collectibility is reasonably assured.

The majority of the contracts and services in our industrial and engineering services are long-term and we use the percentage-of-completion method to measure and recognize the revenue and related costs. The major challenges in using the percentage-of-completion method accounting are to accurately measure the extent to which the contracts are being finished, and to assess collectibility of the revenue and/or the recoverability of the costs incurred. Generally, we rely on our in-house technical specialists to estimate the progress of the contract, our finance and engineering departments to work out the cost analysis and the budget, and our credit department to assess the credit of the customers. All these analyses involve estimates and value judgments and the accurate profit amount is not know until the contract is completed and the billing is collected.

If a loss is expected on a contract-in-progress from our team work analysis, such loss will be recognized in the income statement immediately.

Allowance for Credit Losses

Our allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowances reflect management’s best estimate of the probable losses with our customers and our credit portfolio and judgments about both macro- and micro-economic conditions. The evaluation process involves estimates and judgments, which could change drastically in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans, but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

We review our customer obligations, loan portfolio and receivables on a regular basis. Specific provisions are established on a case by case basis. In determining whether a specific provision is required or not, we consider, but such consideration is not limited to, the following factors: (a) repayment history of the customer; (b) overall financial position and results of the customer; (c) the nature and quality of collateral and guarantee; (d) business plan and outlook of the customer; (e) secondary market value of the loan and the collateral; and (f) our business plan or strategy to divest or restructure the debt.

A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management’s overall assessment of the underlying economic conditions in those countries. A market risk provision may be made based on the macro-economic factors which are specific to a particular region or industry and the micro-economic factors which are specific to a particular borrower. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

Goodwill Impairment

A goodwill impairment loss should be recognized when the carrying amount of the goodwill exceeds the fair value of the goodwill. An impairment loss should not be reversed if the fair value subsequently increases. We consider, but such consideration is not limited to, the following factors to determine the goodwill impairment: (a) a significant adverse change in legal factors or in the business climate; (b) an adverse action or assessment by a regulator; (c) unanticipated competition; (d) loss of key personnel; (e) a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; (f) the testing for write-down or impairment of a significant asset group within a reporting unit; or (g) the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.

Valuation of Securities

Trading account securities held by MFC Merchant Bank SA are stated at quoted market value, with the unrealized gain or loss included in the results of operations. Other short-term securities are carried at the lower of aggregate cost or current market value, with the unrealized loss included in the results of operations.

When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income.

A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. We regularly review our portfolio position to determine whether an other than temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: (a) trend of the quoted market price and trading volume; (b) financial position and results for a period of years; (c) liquidity or going concern problems of the investee; (d) changes in or reorganization of the investee and/or its future business plan; (e) outlook of the investee’s industry; (f) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and (g) our business plan and strategy to divest the security or to restructure the investee.

Warranty Costs

We provide a warranty to our customers for the contracts and services in our industrial and engineering service segment. The amount of the warranty liability reflects the estimate of the expected future costs of our obligations under the warranty, which is based on the historical material replacement costs and the labor costs, the past history of similar work, the opinion of our legal counsel and technical specialists and their interpretation of the contracts. If any of these factors change, revision to the estimated warranty liability may be required.

Pension Benefits

Our industrial and engineering service segment in Germany maintains a defined benefits plan for its employees who were hired prior to year 1996. Employees hired after 1996 are not entitled to such benefits. The employees are not required to make contribution to the plan. We rely on the actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary. Certain variables are beyond our control and any change in one of these variable may have significant impact on the estimate of the pension liability.

Under the German laws, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to the Company.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

	Payments Due by Period (Canadian dollars in thousands)
Contractual Obligations as at December 31, 2003	Less than 1 Year		2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt obligations	$5,921		$11,036	$16,340	$--
Capital lease obligations	67		35	--	--
Operating lease obligations	1,570		2,609	2,207	3,865
Purchase obligations	32,499	(1)	--	--	--
Other long-term liabilities	--		--	--	--
reflected on the Company's
balance sheet under GAAP
Total	$40,057		$13,680	$18,547	$3,865

(1)     Consisting of $26.3 million for commodities trading and $6.2 million for alloys and pigments business.

There were no material changes in the contractual obligations (summarized in the above table of contractual obligations as at December 31, 2003) during the nine-month period ended September 30, 2004 that are outside the ordinary course of the Company’s business, except for the following:

1.	the long-term debt obligation of $16.3 million, which was originally due in 2008, was called for early redemption in the three-month period ended March 31, 2004, of which $0.8 million was repaid in cash on such early redemption and the balance was converted into the Company’s shares;

2.	in connection with the consolidation of the KHD Humboldt Wedag Group, our operating lease obligations would have increased by $0.8 million within one year and $5.0 million in 2 to 3 years; and

3.	in connection with the consolidation of AWP Aluminium Walzprodukte GmbH, our operating lease obligations would have increased by $0.3 million within one year, $0.6 million in 2 to 3 years, $0.6 million in 4 to 5 years and $1.2 million after the fifth year.

Outstanding Share Data

Our shares are quoted for trading on the NASD National Market System under the symbol “MXBIF” and on the Frankfurt Stock Exchange under the symbol “MFC.GR.” As at September 30, 2004, the share capital of the Company is as follows:

Class of shares	Par Value	Number Authorized	Number Issued
Common	No Par Value	Unlimited	13,681,588(1)

(1)     This number does not include 1,870,000 Common shares of the Company which are beneficially held for an 83% subsidiary of the Company.

As at September 30, 2004, the Company has the following bonds, options and warrants outstanding:

Type	Amount/Number	Exercise/Conversion Price	Expiry Date
4.4% Convertible Unsecured Subordinated	Principal amount of	See footnote (2)	December 31, 2009
Bonds (the "Bonds")	(euro)2,585,329 (1)
Options	Nil	Nil	Nil
Warrants	Nil	Nil	Nil

(1)     This number does not include €6,786,436 principal amount of Bonds held by a wholly-owned subsidiary of the Company.

(2)     The Bonds are convertible into common shares of the Company as follows: (i) €17.36 (US$21.14) if the Bonds are converted after June 30, 2004 but on or before June 30, 2005, (ii) €18.23 (US$22.20) if the Bonds are converted after June 30, 2005 but on or before June 30, 2006, (iii) €19.14 (US$23.31) if the Bonds are converted after June 30, 2006 but on or before June 30, 2007, (iv) €20.09 (US$24.47) if the Bonds are converted after June 30, 2007 but on or before June 30, 2008, (v) €21.10 (US$25.70) if the Bonds are converted after June 30, 2008 but on or before June 30, 2009 and (vi) €22.15 (US$26.98) if the Bonds are converted after June 30, 2009.

Additional Information

The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

MFC BANCORP LTD.

UNAUDITED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Bancorp Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended September 30, 2004.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of MFC Bancorp Ltd. as at September 30, 2004 and the related consolidated statements of earnings, retained earnings and cash flows for the nine- and three-month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Bancorp Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

MFC BANCORP LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Canadian Dollars in Thousands)

	September 30 2004	December 31 2003
ASSETS
Current
Cash and cash equivalents	$199,622	$145,452
Restricted cash	17,575	--
Securities	27,469	5,826
Loans	39,665	14,375
Receivables	136,100	50,367
Commodity investments	29,699	10,964
Inventories	13,198	--
Real estate inventories	31,270	3,342
Prepaid and other	15,751	2,305
Deferred tax assets	2,573	--

Total current assets	512,922	232,631
Non-current
Securities	7,047	39,137
Loans	431	2,497
Properties	84,178	62,235
Resource property	35,517	36,044
Goodwill	18,155	16,127
Equity method investments	22,033	15,906
Deferred tax assets	10,761	--

Total non-current assets	178,122	171,946

	691,044	404,577

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued expenses	$176,927	$53,705
Debt	52,051	5,921
Deposits	30,751	22,185
Provision for warranty costs	9,663	--
Stock distribution payable	71,730	71,730
Deferred tax payable	4,613	387

Total current liabilities	345,735	153,928
Long-term liabilities
Debt	18,519	27,376
Pension liabilities	35,308	--
Provision for warranty costs	8,448	--
Other long-term liabilities	2,091	--

	64,366	27,376

Total liabilities	410,101	181,304
Minority interests	23,875	4,826
Shareholders' equity
Common stock	78,694	61,891
Equity component of convertible debt	149	--
Cumulative translation adjustment	(25,090)	(17,118)
Retained earnings	203,315	173,674

	257,068	218,447

	$691,044	$404,577

MFC BANCORP LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Nine Months Ended September 30, 2004 and 2003
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)

	2004	2003
Revenue
Financial services	$356,130	$282,757
Industrial and engineering services	135,137	--

	491,267	282,757
Expenses
Financial services	301,134	238,370
Industrial and engineering services	105,527	--
General and administrative	47,589	15,333
Interest	5,422	2,960

	459,672	256,663

Income before income taxes	31,595	26,094
Recovery of income taxes	1,855	108

	33,450	26,202
Minority interests	(4,139)	(136)

Net income	29,311	26,066
Retained earnings, beginning of period	173,674	196,288
Postacquisition income of purchased subsidiaries	330	--

Retained earnings, end of period	$203,315	$222,354

Earnings per share
Basic	$2.17	$2.01

Diluted	$2.14	$1.94

MFC BANCORP LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Three Months Ended September 30, 2004 and 2003
(Unaudited)
(Canadian Dollars in Thousands, Except Per Share Amounts)

	2004	2003
Revenue
Financial services	$111,133	$102,393
Industrial and engineering services	84,584	--

	195,717	102,393
Expenses
Financial services	97,526	87,772
Industrial and engineering services	69,232	--
General and administrative	20,007	7,327
Interest	2,351	1,134

	189,116	96,233

Income before income taxes	6,601	6,160
Recovery of income taxes	2,453	33

	9,054	6,193
Minority interests	(1,806)	(70)

Net income	7,248	6,123
Retained earnings, beginning of period	196,067	216,231

Retained earnings, end of period	$203,315	$222,354

Earnings per share
Basic	$0.53	$0.46

Diluted	$0.53	$0.46

MFC BANCORP LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Nine Months Ended September 30, 2004 and 2003
(Unaudited)
(Canadian Dollars in Thousands)

	2004	2003
OPERATING
Net income	$29,311	$26,066
Adjustments to reconcile net income to net cash provided from
(used in) operating activities:
Depreciation and amortization	6,620	985
Minority interests	4,139	136
Equity income on equity method investments	(1,466)	--
Financing advisory service revenue	--	(6,089)
Exchange adjustments	(2,101)	(10,893)
Deferred tax	(3,041)	(363)
Gain on sales of assets	--	(5,402)
Changes in current assets and liabilities:
Securities	10,053	6,802
Receivables	(32,158)	(3,172)
Commodity receivables	(30,873)	(15,342)
Inventories	(3,547)	--
Commodity investments	(9,434)	(5,251)
Real estate inventories	369	33
Accounts payable and accrued expenses	50,125	9,239
Provision for warranty costs	2,389	--
Pension liabilities	(104)	--
Other	(2,132)	759

	18,150	(2,492)
FINANCING
Net increase (decrease) in deposits	9,294	(10,646)
Borrowings, net of debt repayments	20,558	5,674
Change in restricted cash	(13,909)	--
Issuance of shares, net of repurchases	--	4,079
Other	(114)	--

	15,829	(893)
INVESTING
Net (increase) decrease in loans	(7,725)	1,101
Purchases of long-term investments	(2,183)	(4,255)
Proceeds from sales of assets	609	5,406
Acquisitions of capital assets	(2,321)	(1,048)
Purchases of subsidiaries, net of cash acquired	35,062	--
Distribution from joint ventures, less capital contribution	1,460	--
Other	(285)	(262)

	24,617	942
Exchange rate effect on cash and cash equivalents	(4,426)	(8,633)

Net change in cash	54,170	(11,076)
Cash, opening balance	145,452	102,413

Cash, ending balance	$199,622	$91,337

MFC BANCORP LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the Three Months Ended September 30, 2004 and 2003
(Unaudited)
(Canadian Dollars in Thousands)

	2004	2003
OPERATING
Net income	$7,248	$6,123
Adjustments to reconcile net income to net cash provided from
(used in) operating activities:
Depreciation and amortization	2,908	402
Minority interests	1,806	70
Equity income on equity method investments	(367)	--
Financing advisory service revenue	--	(6,089)
Exchange adjustments	(1,288)	(385)
Deferred tax	(3,133)	(131)
Changes in current assets and liabilities:
Securities	899	995
Receivables	(35,912)	(105)
Commodity receivables	8,326	3,536
Inventories	(7,367)	--
Commodity investments	(1,387)	693
Real estate inventories	(902)	(13)
Accounts payable and accrued expenses	44,520	19,708
Provision for warranty costs	5,131	--
Pension liabilities	(411)	--
Other	(2,558)	3,356

	17,513	28,160
FINANCING
Net increase (decrease) in deposits	6,169	(10,874)
Borrowings, net of debt repayments	(13,245)	(14,137)
Change in restricted cash	(10,362)	--
Issuance of shares, net of repurchases	--	2,366
Other	(75)	--

	(17,513)	(22,645)
INVESTING
Net (increase) decrease in loans	(11,649)	12,211
Purchases of long-term investments	(1,957)	(3,980)
Acquisitions of capital assets	--	(1,048)
Purchases of subsidiaries, net of cash acquired	127	--
Distribution from joint ventures, less capital contribution	1,460	--
Other	(278)	(47)

	(12,297)	7,136
Exchange rate effect on cash and cash equivalents	(9,435)	788

Net change in cash	(21,732)	13,439
Cash, opening balance	221,354	77,898

Cash, ending balance	$199,622	$91,337

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004
(Unaudited)

Note 1. Basis of Presentation

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the “Company”). The notes are stated in Canadian dollars, as rounded to the nearest thousands (except otherwise indicated or per share amounts).

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented. The results for the periods presented herein may not be indicative of the results for the entire year.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2. Nature of Business

The Company is in the financial services business, as well as supply of industrial and engineering services in the area of coal, cement and mineral processing technologies, and its principal activities focus on merchant banking.

Note 3. Earnings Per Share

The Company adopts the Canadian Institute of Chartered Accountants’ Accounting Handbook Section 3500, “Earnings Per Share”. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earning per share by application of the “if-converted” method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under US generally accepted accounting principles.

The weighted average number of shares outstanding for the purposes of calculating basic earnings per share was 13,490,337 and 12,999,103 for the nine months ended September 30, 2004 and 2003, respectively. The weighted average number of shares outstanding for the purposes of calculating diluted earnings per share was 13,837,279 and 14,098,914 for the nine months ended September 30, 2004 and 2003, respectively.

The weighted average number of shares outstanding for the purposes of calculating basic earnings per share was 13,671,732 and 13,232,767 for the three months ended September 30, 2004 and 2003, respectively. The weighted average number of shares outstanding for the purposes of calculating diluted earnings per share was 13,837,990 and 14,293,573 for the three months ended September 30, 2004 and 2003, respectively.

Note 4. Acquisitions

In March 2004, the Company acquired 7,015,985 common shares in Fahr Beteiligungen AG (“Fahr”) for consideration of $25,296 including capitalized expenses, which resulted in an effective ownership of approximately 68% in Fahr. Fahr was consolidated since its acquisition date. Fahr, through its major subsidiaries, KHD Humboldt Wedag AG group of companies, is engaged in the business of real estate development, industrial and engineering services in the fields of cement, coal and minerals processing technologies. The acquisition of Fahr was accounted for on a step-by-step basis, and the fair value of the assets acquired and liabilities assumed at the dates of acquisitions was allocated as follows:

(Unaudited)
Cash and cash equivalents	$44,928
Restricted cash	4,188
Loans	26,635
Receivable	37,223
Inventories	4,664
Real estate inventories	30,243
Properties	28,440
Other assets	3,791

180,112
Liabilities	63,749
Provision for warranty costs, current and long-term	16,202
Pension liabilities, long-term	36,153
Bank loans	13,572
Minority interest	15,715
Post-acquisition income of purchased subsidiaries	334

Net assets acquired	$34,387

In March 2004, the Company, through various purchases, acquired 1,494,408 common shares of Med Net International Ltd. (“Med Net”) , for a cash consideration of $2,285, which resulted in an approximately 62% ownership interest in Med Net. This acquisition was not considered as material business combination. No goodwill nor intangible assets were acquired. Med Net was consolidated since its acquisition date. Med Net, through its unincorporated joint ventures, operates technically advanced eye care centers in China. The unincorporated joint ventures are accounted for by equity method. It also markets medical supplies. The acquisition of Med Net was accounted for on a step-by-step basis.

In April 2004, the Company, through its subsidiary, acquired 233,057 common shares of HIT International Trading AG (“HIT”) , for a total consideration of $3,656, which resulted in an approximately 60% ownership interest in HIT. This acquisition was not considered as material business combination. No goodwill nor intangible assets were acquired. HIT, through its subsidiaries, trades primarily in the paper products, which forms as an integrated part of our financial services segment. HIT was consolidated since its acquisition date.

In September 2004, the Company, through its subsidiary, completed the acquisition of 100% of the stated capital of AWP Aluminium Walzprodukte GmbH (‘AWP’) in Germany for a total consideration of $416. This acquisition was not considered as material business combination. Goodwill of approximately $2,763 were acquired. AWP, through its subsidiary, manufactures aluminium products, which forms as an integrated part of our financial services segment. AWP was consolidated since its acquisition date.

The Company relied on the subsidiaries’ unaudited financial statements as the basis to determine the fair value of assets acquired and liabilities assumed. Certain adjustments, which involved estimates and judgment, had been made to reflect such fair value.

Note 5. Revenue Recognition

Revenue from long-term contracts and services in our industrial and engineering segment is generally recognized as the service or contract activity is performed, using the percentage of completion method. For all major contracts, the measurement of revenue is measured on individual contract basis. Revenue is recognized to the extent of the contract costs incurred that are probable of being recoverable and any expected losses are recognized immediately.

Note 6. Warranty Costs

The contracts and services of our industrial and engineering segment are generally covered by product and service warranty that generally cover one year. A liability for the estimated warranty expenses is established when the contracts and services are performed and completed, and the warranty expenses are charged to the cost of sales.

Note 7. Pensions

Our industrial and engineering service segment in Germany maintains a defined benefits plan for its employees who were hired prior to year 1996. Employees hired after 1996 are not eligible to such benefits. The employees are not required to make contribution to the plan. We rely on the independently prepared actuarial report to record the pension costs and pension liabilities. The actuarial report is prepared every year as at December 31. The report is compiled and prepared, based on certain assumptions, namely, demographic assumptions and financial assumptions. The variables in the actuarial computation include, but not limited to, the following: demographic assumptions about the future characteristics of the employees (and their dependants) who are eligible for benefits, the discount rate and future salary.

Under the German laws, the pension liability is a unsecured claim and does not rank in priority to any other unsecured creditors. The pension liability is non-recourse to MFC Bancorp Ltd.

Note 8. Segment Information

Effective from April 2004, the Company operates in two reportable business segments: financial services, and industrial and engineering services. The segments are managed separately because each business requires different production and marketing strategies.

Summarized financial information concerning the segments is shown in the following table:

(Unaudited)	Financial services	Industrial and engineering services	Total	Financial services	Industrial and engineering services	Total
	Nine months ended September 30, 2004			Nine months ended September 30, 2003
Revenues from external customers	$356,130	$135,137	$491,267	$282,757	$ --	$282,757
Intersegment revenues	57	52	109	--	--	--
Income before taxes and minority	18,979	12,616	31,595	26,094	--	26,094
interest
	Three months ended September 30, 2004			Three months ended September 30, 2003
Revenues from external customers	$111,133	$84,584	$195,717	$102,393	$--	$102,393
Intersegment revenues	17	52	69	--	--	--
Income before taxes and minority	855	5,746	6,601	6,160	--	6,160
interest
	As at September 30, 2004			As at December 31, 2003
Segment assets	$455,801	$241,975	$697,776	$404,577	$--	$404,577
Less: intercorporate investment			(6,732)			--

Consolidated total assets			$691,044			$404,577

Note 9. Reporting Currency

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in US dollars for reference purposes. Amounts reported in US dollars have been translated from Canadian dollars at a rate of US $1.00 = Canadian $1.2639 as at September 30, 2004, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the US Securities and Exchange Commission).

Note 10. Subsequent Event

Under the terms of a credit facility, our banking subsidiary agreed to make available to Cathay Merchant Group, Inc. (“Cathay”) a revolving credit facility in the principal amount of up to US$ 20,000 until March 31, 2009. At the option of our banking subsidiary, the credit facility is convertible into shares of Cathay at the ten-day average of the closing price per share of Cathay. In August 2004, US$1,575 of the credit facility was converted into 3,150,000 shares in Cathay. As of September 30, 2004, the Company, through its subsidiary, owned 3,738,044 shares in Cathay, Inc. (“Cathay”), representing approximately 19.9% beneficial interest in Cathay.

In October 2004, our president became president, chief executive officer, chief financial officer, secretary and chairman of the board of directors of Cathay. On November 5, 2004, the Company, through open market purchases, increased its shareholding in Cathay to 23.5%.

News Release

FOR IMMEDIATE RELEASE NOVEMBER 15, 2004

Contact:	Allen & Caron Inc. Joseph Allen (investors) (212) 691-8087 Joe@allencaron.com	Rene Randall (604) 683-8286 rrandall@bmgmt.com
or
Len Hall (media) (949) 474-4300 len@allencaron.com

MFC BANCORP LTD. REPORTS 27% INCREASE IN
EARNINGS FOR THIRD QUARTER 2004
— Stock repurchase program —

HONG KONG, (November 15, 2004) — — — MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), reported today its financial results for the third quarter and nine months ended September 30, 2004. All figures are in US dollars.

Revenues for the third quarter ended September 30, 2004, increased to $154.9 million from $75.8 million in the third quarter of 2003. Net income for the 2004 third quarter increased 27% to $5.7 million, or $0.42 per share on a diluted basis, from $4.5 million, or $0.34 per share on a diluted basis in the same quarter last year. Total expenses for the third quarter of 2004 were $149.6 million, compared to $71.3 million in the same quarter last year.

For the first nine months of 2004, total revenues increased to $388.7 million from $209.4 million in the previous year nine-month period. Net income for the first nine months of 2004 increased 20% to $23.2 million, or $1.69 per share on a diluted basis, from $19.3 million, or $1.44 per share on a diluted basis in the prior year. Total expenses for the first nine months were $363.7 million compared to $190.1 million in the previous year.

The third quarter of 2004 and the first nine months of the year increases in revenues and expenses were primarily a result of the inclusion of our industrial and engineering services.

— MORE —

MFC BANCORP LTD. REPORTS 27% INCREASE IN EARNINGS FOR THIRD QUARTER 2004

Page -2-

Commenting, Michael Smith, President of MFC Bancorp Ltd., said “We are pleased to report the results for the third quarter and nine-month period September 30, 2004. The results are now presented in two segments: (1) financial services; and (2) industrial and engineering services. Our balance sheet is now on a classified basis, which breaks out long- and short-term assets and liabilities.”

Mr.     Smith continued, “The third quarter results reflect a contribution from our increased emphasis on industrial and engineering services with technologies for coal, cement and minerals processing. This division and our merchant banking operations benefit each other, as each divisions clients now benefit from the services of the other. Our operations in China, together with our strong financial position, allows us to participate in additional projects in the ever growing Chinese market.”

The Company also announces today that the Board of Directors has approved the repurchase of up to 600,000 shares of its Common Stock. The repurchase program will commence on December 5, 2004 and close on December 5, 2005, unless extended or shortened by the Board of Directors. The repurchases will be made from time to time on the open market at prevailing market prices from cash on hand. The Company believes, based on the current market prices, that the repurchase program is a good investment of available funds.

About MFC Bancorp

MFC Bancorp Ltd. owns companies that operate internationally in the financial and engineering services industry, and specializes in merchant banking and commodities trading, and industrial and engineering services. To obtain further information on the Company, please visit our website at http://www.mfcbancorp.com.

— MORE —

MFC BANCORP LTD. REPORTS 27% INCREASE IN EARNINGS FOR THIRD QUARTER 2004

Page -3-

Certain statements included herein are “forward-looking statements’” as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Factors that could cause actual results to differ materially from anticipated results in connection with management’s belief that MFC Bancorp Ltd.‘s expansion into China will continue to see increasing opportunities for the Company include risks and uncertainties such as: general market conditions that may adversely impact revenue generated by the MFC Bancorp Ltd.‘s commodity trading business; the demand for products and services in China and other markets; the number of competitors with competitively priced products and services; the uncertainty of government regulation and politics in China and other markets; product development or other initiatives of the MFC Bancorp Ltd.‘s competitors; and other risks and uncertainties detailed in the MFC Bancorp Ltd.‘s 6-K and other reports filed with the Securities and Exchange Commission.

-FINANCIAL TABLES FOLLOW-

MFC BANCORP LTD. REPORTS 27% INCREASE IN EARNINGS FOR THIRD QUARTER 2004

Page -4 —

MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS
as of September 30, 2004 and December 31, 2003
(unaudited)
(amounts in U.S. dollars; in thousands)

	2004	2003
ASSETS
Current assets
Cash and cash equivalents	$157,941	$112,544
Restricted cash	13,905	0
Securities	21,734	4,508
Loans	31,383	11,123
Receivables	107,683	38,972
Commodity investments	23,498	8,484
Inventories	10,442	0
Real estate inventories	24,741	2,586
Prepaid and other	12,462	1,783
Deferred tax assets	2,036	0

	405,825	180,000
Non-current assets
Securities	5,576	30,282
Loans	341	1,932
Properties	66,602	48,155
Resource property	28,101	27,889
Goodwill	14,364	12,478
Equity method investments	17,433	12,307
Deferred tax assets	8,514	0

	140,931	133,043

	$546,756	$313,043

— MORE —

MFC BANCORP LTD. REPORTS 27% INCREASE IN EARNINGS FOR THIRD QUARTER 2004

Page -5 —

MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS (con’t)
as of September 30, 2004 and December 31, 2003
(unaudited)
(amounts in U.S. dollars; in thousands)

	2004	2003
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	$139,985	$41,555
Debt	41,183	4,582
Deposits	24,330	17,166
Provision for warranty costs	7,645	0
Stock distribution payable	56,753	55,501
Deferred tax payable	3,650	299

	273,546	119,103
Long-term liabilities
Debt	14,652	21,182
Pension liabilities	27,936	0
Provision for warranty costs	6,684	0
Other long-term liabilities	1,654	0

	50,926	21,182

Total liabilities	324,472	140,285
Minority interest	18,890	3,734
SHAREHOLDERS' EQUITY
Common stock	62,263	47,888
Equity component of convertible debt	118	0
Cumulative translation adjustment	(19,850)	(13,245)
Retained earnings	160,863	134,381

	203,394	169,024

	$546,756	$313,043

— MORE —

MFC BANCORP LTD. REPORTS 27% INCREASE IN EARNINGS FOR THIRD QUARTER 2004

Page -6 —

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended September 30, 2004 and 2003
(unaudited)
(amounts in U.S. dollars; in thousand, except per share data)

	2004	2003
Revenue
Financial services	$87,929	$75,824
Industrial and engineering services	66,923	0

	154,852	75,824
Expenses
Financial services	77,163	64,997
Industrial and engineering services	54,776	0
General and administrative	15,830	5,426
Interest	1,860	840

	149,629	71,263

Income before income taxes	5,223	4,561
Recovery of income taxes	1,941	24

	7,164	4,585
Minority interests	(1,429)	(52)

Net income	$5,735	$4,533

Earnings per share
Basic	$0.42	$0.34

Diluted	$0.42	$0.34

Weighted average shares outstanding (000's)
Basic	13,672	13,233
Diluted	13,838	14,294

— MORE —

MFC BANCORP LTD. REPORTS 27% INCREASE IN EARNINGS FOR THIRD QUARTER 2004

Page -7 —

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Nine Months Ended September 30, 2004 and 2003
(unaudited)
(amounts in U.S; dollars in thousand, except per share data)

	2004	2003
Revenue
Financial services	$281,771	$209,389
Industrial and engineering services	106,921	0

	388,692	209,389
Expenses
Financial services	238,258	176,519
Industrial and engineering services	83,493	0
General and administrative	37,653	11,354
Interest	4,290	2,192

	363,694	190,065

Income before income taxes	24,998	19,324
Recovery of income taxes	1,468	80

	26,466	19,404
Minority interests	(3,275)	(101)

Net income	$23,191	$19,303

Earnings per share
Basic	$1.72	$1.48

Diluted	$1.69	$1.44

Weighted average shares outstanding (000's)
Basic	13,490	12,999
Diluted	13,837	14,099

— MORE —

MFC BANCORP LTD. REPORTS 27% INCREASE IN EARNINGS FOR THIRD QUARTER 2004

Page -8 —

MFC BANCORP LTD.
FINANCIAL SUMMARY
as of September 30, 2004 and December 31, 2003
(unaudited)
(amounts in U.S. dollars; in thousand, except per share data and ratios)

	2004	2003
Cash and cash equivalents	$157,941	$112,544
Short-term securities	21,734	4,508
Working capital (1)	189,032	116,398
Total assets	546,756	313,043
Long-term debt	14,652	21,182
Shareholders' equity	203,394	169,024
Book value per share	14.87	13.29
Current ratio (1)	1.87	2.83

(1)     Excluding stock distribution payable

####

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

/s/ Michael J. Smith
Michael J. Smith, President
Date: November 15, 2004